09042597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

OCT 09 2009

Washington DC
112

SEC FILE NUMBER
8- 67749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2008 (MM/DD/YY) AND ENDING 05/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OEM Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2507 Post Road
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Klammer, President — 203-254-0200 x102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M Rolleri, CPA, CFE
(Name – *if individual, state last, first, middle name*)

116 Sherman Street	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 10/30

OATH OR AFFIRMATION

I, Ronald Klammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OEM Capital Corporation, as of May 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHERINE R. ROLLER
NOTARY PUBLIC
State of Connecticut
My Commission Expires
September 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OEM Capital Corp.

Table of Contents

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

REPORT OF INDEPENDENT AUDITOR

To the Shareholder of
OEM Capital Corp.

We have audited the accompanying statements of financial condition of OEM Capital Corp. as of May 31, 2009 and the related statements of income and changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the OEM Capital Corp. as of May 31, 2009, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15(c)3-1 and 17a-5(d)(4) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
October 6, 2009

OEM Capital Corp.
Statement of Financial Condition
May 31, 2009

Assets

Current assets		
Cash and equivalents	$	18,878
Accounts receivable		15,000
Prepaid expenses		3,949
Total current assets		37,827
Property and equipment		
Electronic data processing equipment		40,520
Furniture and fixtures		3,800
Accumulated depreciation		(43,474)
Net property and equipment		846
Other assets		
Deferred tax asset		13,493
Related party receivable		35,000
Security deposit		15,679
Total other assets		64,172
Total assets	$	102,845

Liabilities and Shareholder's Equity

Current liabilities		
Accounts payable	$	7,657
Accrued liabilities		13,181
Deferred rent		2,650
Franchise tax payable		250
Total current liabilities		23,738
Other liabilities		
Deferred rent		13,249
Total other liabilities		13,249
Total liabilities		36,987
Shareholder's Equity		
Common stock, $1.00 par, 1,000 authorized, issued and outstanding		1,000
Retained earnings		64,858
Total shareholder's equity		65,858
Total liabilities and shareholder's equity	$	102,845

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statement of Income and Changes in Shareholder's Equity
For the Year Ended May 31, 2009

Fee revenue and reimbursed expenses	$	666,822
Operating expenses		
Advertising		9,653
Bad debts		72,869
Compliance		23,405
Conferences and meetings		450
Depreciation		423
Employee benefits		32,203
Fees paid		344,614
Franchise tax		250
Insurance		1,353
Interest		1
Meals and entertainment		979
Miscellaneous		60,384
Office		4,132
Payroll taxes		6,655
Postage and shipping		2,160
Printing and publication		31,226
Professional fees		14,280
Rent		87,971
Rental and maintenance of equipment		1,899
Salaries		65,345
Supplies		2,016
Telephone		14,737
Travel		5,780
Utilities		11,039
Total operating expenses		793,824
Income from operations		(127,002)
Other income		
Interest income		2,123
Other income		104
Total other income		2,227
Net loss before taxes		(124,775)

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statement of Income and Changes in Shareholder's Equity
For the Year Ended May 31, 2009

Tax provision	
Deferred tax provision	913
Total tax provision	913
Net loss after taxes	(125,688)
Beginning retained earnings	190,546
Ending retained earnings	$ 64,858

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statement of Cash Flows
For the Year Ended May 31, 2009

Cash flows from operating activities:		
Net loss	$	(125,688)
Adjustments to reconcile change in net loss		
to net cash provided by operating activities:		
Deferred tax provision		913
Depreciation		423
(Increase) decrease in accounts receivable		59,325
(Increase) decrease in prepaid expenses		(3,949)
Increase (decrease) in accounts payable		(4,754)
Increase (decrease) in accrued liabilities		(40,693)
Total adjustments		11,265
Net cash used by operating activities		(114,423)
Cash flows from investing activities:		
Acquisition of property and equipment		(1,269)
Proceeds of note receivable		162,369
Net cash provided by investing activities		161,100
Cash flows from financing activities:		
Advances from shareholder		83,700
Advances to shareholder		(117,700)
Payments on installment debt		(3,893)
Net cash used by financing activities		(37,893)
Net increase in cash and cash equivalents		8,784
Beginning cash and cash equivalents		10,094
Ending cash and cash equivalents	$	18,878
Supplemental Disclosures		
Income taxes paid	$	250
Interest paid	$	1

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

OEM Capital Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the technology and electronics industries. The Company received its FINRA approval for membership on June 1, 2008. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at May 31, 2009. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN-48), *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*. FIN-48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No.109, *Accounting for Income Taxes*. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition,

FIN-48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition

FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which was issued in December 2008, defers the effective date of FIN-48 for nonpublic entities to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN-48 in accordance with FSP FIN 48-3. The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*. The Company will be required to adopt FIN-48 in its 2009 annual financial statements. Management is currently assessing the impact of FIN-48 on its financial statements.

NOTE 3 - LINE OF CREDIT

The Company has available a line of credit for $15,000. The line of credit carries and interest rate of 9.25%. As of May 31, 2009 there is no outstanding balance on the line. The line is personally guaranteed by the president of the Company.

NOTE 4 -LEASE COMMITMENTS

The Company leases office space under non-cancellable lease arrangement. The lease contains an annual escalation clause over the life of the lease. Lease expense using the straight-line basis of reporting for the year ended May 31, 2009 was $86,125. The lease also contains a tax escalation clause whereby the landlord passes on the statutory real estate tax increases to the lessee.

The future minimum lease payments under operating lease arrangements at May 31, 2009 are as follows:

For the year ended	
2010	$ 88,775
2011	91,425
2012	94,074
2013	-
2014	-
Thereafter	-
	$ 274,274

Subsequent to the end of the year and effective October 1, 2009 the Company renegotiated its building lease for a rent reduction with no tax escalation clauses. The revised rent will be $79,500 annually until May 31, 2012 (See Note 9).

NOTE 5 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at May 31, 2009 includes the following items:

Deferred tax asset	$	33,732
Deferred tax liability		-
Valuation allowance		(20,239)
Net deferred tax asset	$	13,493

Deferred taxes are primarily related to a net operating loss carry forward. A valuation allowance has been provided against the reserve since it is not certain that utilization of the loss carry forward will be used inasmuch as the Company is closely held.

The components of income tax expense (benefit) related to continuing operations at May 31, 2009 are as follows:

Federal		
Current provision	$	-
Deferred provision		609
Total federal provision		609
State of Connecticut		
Current provision		-
Deferred provision		304
Total state provision		304
Total tax provision	$	913

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a receivable of $35,000 to another company owned by the Company's shareholder. It does not carry any interest nor are there specific terms for repayment. The Company paid management fees to this related company of $93,300 for the year ended May 31, 2009.

The shareholder of the Company personally guarantees the office lease (Note 4) and line of credit (Note 3).

NOTE 7 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues.

The Company operates in the technology and electronics industries.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At May 31, 2009, the Company's net capital had a deficit balance of $10,609. The deficit net capital is below the minimum net capital by $15,509. The negative condition requires accelerated financial reporting to the SEC and FINRA of the shortfall. The Company's ratio of indebtedness to net capital deficit was -349% to 1.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to the end of the year, the Company failed to maintain its net capital requirement as required under SEC Rule 15c3-1. The deficit has yet to be cured.

Effective October 1, 2009 the Company renegotiated its building lease for a rent reduction with no tax escalation clauses. The revised rent will be $79,500 annually until May 31, 2012.

OEM Capital Corp.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended May 31, 2009
Schedule I

Net Capital	
Total shareholder's equity	$ 65,858
Deduct shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	65,858
Additions/other credits:	-
Total shareholder's equity and allowable subordinated liabilities	65,858
Deductions/other charges:	
CRD account	193
Portion of accounts receivable deemed unallowable	7,500
Prepaid expenses	3,756
Net property and equipment	846
Deferred tax asset	13,493
Related party receivable	35,000
Security deposit	15,679
Total deductions/other charges	76,467
Net capital (deficit)	$ (10,609)
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 36,987
Total aggregate indebtedness	$ 36,987
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess (deficit) net capital	$ (15,609)
Ratio: Aggregate indebtedness to net capital	-349%

See report of independent auditor.

OEM Capital Corp.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended May 31, 2009
Schedule II

Net Capital as reported on 4th Quarter Focus	$ 6,012
Adjustments from 4th Quarter Focus to Annual Audit	
Additional accrued expenses	(472)
Accrued franchise tax payable	(250)
Deferred rent accrual	(15,899)
Total adjustments	(16,621)
Revised Net Capital as reported in the Annual Audit	$ (10,609)

See report of independent auditor.

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

Where Ideas Meet Implementation

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

To the Shareholder of
OEM Capital Corp.

In planning and performing our audit of the financial statements of OEM Capital Corp. (the Company), as of and for the year ended May 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
October 6, 2009

MICHAEL J. KNIGHT & COMPANY CPAs

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

Where Ideas Meet Implementation

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

To the Shareholder of
OEM Capital Corp.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of OEM Capital Corp. for the period ended May 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period June 01, 2008 to May 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of OEM Capital Corp. Inc. taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
October 6, 2009

OEM Capital Corp..
Determination of SIPC Net Operating Revenues
and General Assessment
For the Period Ended Mav 31, 2009

Schedule of Assessment Payments

General Assessment		$412.50
Payments Made:		
Date Paid:		
12-18-08	150.00	
7-20-09	75.00	
		(225.00)
Interest on late payment(s)		6.00
Total assessment balance and interest due		$ 193.50
Payment made with Form SIPC 7T		$ 193.50

See accountants' report on SIPC supplemental report.

OEM Capital Corp..
Determination of SIPC Net Operating Revenues
and General Assessment
For the Period Ended May 31, 2009

Schedule of Assessment Payments

Total revenues	$ 167,307.00
Additions:	
None	-
Deductions:	
Other revenue	(2,307.00)
SIPC net operating revenues	$ 165,000.00
General assessment	$ 412.50

116 SHERMAN STREET
FAIRFIELD, CONNECTICUT 06824

(203) 259-2727
FAX: (203) 256-2727
http://www.mjkcpas.com

OEM Capital Corp.

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

May 31, 2009

OEM Capital

Technology Investment Banking

Software · Communications · Computers · Electronics